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                                                                       EXHIBIT C


                    [NEUTRAL POSTURE ERGONOMICS LETTERHEAD]


October 30, 2000


The Board of Directors of
Neutral Posture Ergonomics, Inc.
3904 North Texas Avenue
Bryan, Texas 77803

Ladies and Gentlemen:

     Neutral Posture Ergonomics Merger Co., Inc., a Texas corporation ("Merger Co.") is a newly organized corporation which will be owned by the following shareholders of Neutral Posture Ergonomics, Inc., a Texas corporation ("NPE"):
Rebecca E. Boenigk, Jaye E. Congleton, Catherine J. Coker, C. Michele Zincke, David W. Ebner, Gregory A. Katt, Mark E. Benden, and Thomas G. Peterson (collectively, the "Management Group"). This will confirm the offer made by Merger Co. at the meeting of the Board of Directors of NPE on Friday, October 27, 2000, to merge with NPE. As a result of the merger, each share of Common Stock owned by shareholders of NPE other than members of the Management Group and their respective affiliates would be converted into $1.72 in cash upon the effective date of the merger. This merger proposal is subject to the satisfaction of the following conditions: (i) negotiation and execution of a definitive merger agreement mutually satisfactory to NPE and the Management Group, (ii) approval of the merger by the Special Committee of the Board of Directors of NPE, (iii) approval of the merger by the shareholders of NPE in accordance with the provisions of the Texas Business Corporation Act, and (iv) satisfaction of the conditions to closing which would be set forth in the merger agreement.

     Representatives of the Management Group on behalf of the Merger Co. are prepared to meet with the Special Committee and to provide the Special Committee with such information with regard to the merger proposal as the Special Committee or its representatives may reasonably request. Merger Co. is pleased to make this merger proposal and believes that it is in the best interest of all of the shareholders of NPE.
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     If you desire any additional information, please do not hesitate to contact either Rebecca Boenigk (Rebecca@iGoErgo.com) or Thomas Peterson (tom@iGoErgo.com) or our legal counsel, Larry Schoenbrun, Gardere & Wynne, L.L.P., 3000 Thanksgiving Tower, 1801 Elm Street, Dallas, Texas 75201-4761
(214) 999-4703 (e-mail: lschoenbrun@gardere.com).

                                   NEUTRAL POSTURE ERGONOMICS
                                   MERGER CO, INC.


                                By: /s/ REBECCA BOENIGK
                                   ---------------------------------------
                                        Rebecca E. Boenigk
                                        Chairman of the Board and
                                        Chief Executive Officer

cc:  Sally A. Schriber
     Munsch Hardt Kopf & Harr, P.C.

     Greg Samuel
     Haynes and Boone, L.L.P.

     Larry Schoenbrun
     Gardere & Wynne, L.L.P.